Mail Stop 4561

November 6, 2007

Mr. Jeffrey K. Ellis
Vice President and Chief Financial Officer of
Westrec Investors, Inc., the Corporate General
Partner of Tower Park Marina Investors, L.P.
16633 Ventura Boulevard, 6th Floor
Encino, CA 91436

> **Re: Tower Park Marina Investors, L.P.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Forms 10-QSB for the periods ended March 31, 2007 and June 30, 2007**
> **File No. 0-17672**

Dear Mr. Ellis:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Exhibits 31.1, 31.2, and 31.3

1. We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual

from the opening sentence. This comment also applies to your Forms 10-QSB for the quarters ended on March 31, 2007 and June 30, 2007.

2. We note that you refer to the "annual report" in paragraphs 2 and 3 of your certifications. Please confirm to us that you will revise, in all future filings, to refer to the "report," rather than the "annual report" or "quarterly report," consistent with the language set forth in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the quarter ended June 30, 2007

Note 2 – Tower Park Marina, page 9

3. You disclose that on March 27, 2007 you completed the sale of substantially all of the assets of Tower Park Marina and RV Park to Kampgrounds of America (KOA) for $13,500,000 in cash. You also disclose that this sale resulted in a gain of approximately $8,123,000. Furthermore, you disclose that in connection with the sale, the existing lease agreement between KOA and you, under which you had leased the RV Park and retail store at Tower Park Marina to KOA, was terminated. Pursuant to a new lease, KOA leased back to you the marina facilities and dry storage buildings that make up a portion of the property that was sold. You state that, in accordance with FAS 98, $2,152,000 of gain from the sale was also deferred and will be amortized as a reduction in rent expense over the ten-year term of the lease agreement. Please specifically tell us how you determined the amount to be deferred. If the amount deferred was based on the present value of the minimum lease payments over the lease term, please tell us how you determined the "lease term" used in your present value calculation. Please see paragraphs 5 and 33 of SFAS 13 for reference.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Staff Accountant